Filed by: Fortis Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ITC Holdings Corporation

SEC Correspondence File Number: 001-32576

FOR IMMEDIATE RELEASE:

St. John’s, NL and Novi, Michigan (August 12, 2016):

Fortis Inc. and ITC Holdings Corp. Announce Expiration of

Hart-Scott-Rodino Waiting Period

Fortis Inc. (“Fortis”) (TSX:FTS) and ITC Holdings Corp. (“ITC”) (NYSE:ITC) announced today the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”) in respect of Fortis’ proposed acquisition of ITC.  The waiting period under the HSR Act expired on August 10, 2016.

“Expiration of the waiting period under the HSR Act is seen as continued progress toward the completion of the transaction,” said Barry Perry, President and CEO of Fortis.  “We remain on track to close the deal by the end of the year.”

Fortis and ITC Shareholders approved the acquisition in votes held on May 5 and June 22, 2016, respectively.  The approval required from the Committee on Foreign Investment in the United States was received on July 8, 2016. The closing of the acquisition of ITC is subject to receipt of certain other regulatory authorizations, including State approvals.

About Fortis

Fortis is a leader in the North American electric and gas utility business, with total assets of approximately CAD$29 billion and fiscal 2015 revenue of CAD$6.7 billion. The Corporation’s asset mix is approximately 94% regulated (69% electric, 25% gas), with the remaining 6% comprised of non-regulated energy infrastructure. The Corporation’s regulated utilities serve more than 3 million customers across Canada, the United States and the Caribbean.

Fortis shares are listed on the TSX and trade under the symbol FTS.  Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

About ITC

ITC is the largest independent electric transmission company in the United States. Based in Novi, Michigan, ITC invests in the electric transmission grid to improve reliability, expand access to markets, allow new generating resources to interconnect to its transmission systems and lower the overall cost of delivered energy. Through its regulated operating subsidiaries ITCTransmission, Michigan Electric Transmission Company, ITC Midwest and ITC Great Plains, ITC owns and operates high-voltage transmission facilities in Michigan, Iowa, Minnesota, Illinois, Missouri, Kansas and Oklahoma, serving a combined peak load exceeding 26,000 megawatts along approximately 15,700 circuit miles of transmission line. ITC’s grid development focus includes growth through regulated infrastructure investment as well as domestic and international expansion through merchant and other commercial development opportunities. Additional information can be accessed at www.itc-holdings.com or www.sec.gov.

Fortis and ITC include forward-looking statements in this press release within the meaning of applicable securities laws including the Private Securities Litigation Reform Act of 1995. Forward-looking statements included in this press release reflect expectations of Fortis and/or ITC management regarding future growth, results of operations, performance, business prospects and opportunities.  Wherever possible, words such as “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “target”, “will”, “would” and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking statements, which include, without limitation: statements related to the acquisition of ITC, the expected timing, and conditions precedent to the closing of the acquisition, including regulatory approvals.

Forward-looking statements involve significant risk, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking statements. These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time-to-time in the forward-looking statements. Such risk factors or assumptions include, but are not limited to, risks relating to the ability to obtain regulatory approvals in connection with the acquisition and the timing and terms thereof, risks relating to failure to complete the acquisition and the timing thereof and the risk that conditions to the acquisition may not be satisfied, and risks relating to the potential decline in the Fortis share price negatively impacting the value of the consideration offered to ITC shareholders. Fortis and ITC caution readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by Fortis or ITC with Canadian securities regulatory authorities and the Securities and Exchange Commission.  Fortis and ITC disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

Fortis filed with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 including a proxy statement of ITC and a prospectus of Fortis, and other documents in connection with the acquisition by Fortis of ITC, which was declared effective by the SEC on May 16, 2016. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other document that Fortis and/or ITC has filed or may file with the SEC in connection with the acquisition. INVESTORS AND SECURITY HOLDERS OF FORTIS AND ITC ARE URGED TO READ THE REGISTRATION STATEMENT AND DEFINITIVE PROXY STATEMENT/PROSPECTUS, AND ANY OTHER FILINGS THAT MAY BE MADE WITH THE SEC IN CONNECTION WITH THE ACQUISITION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE ACQUISITION. The registration statement and proxy statement/prospectus containing the definitive proxy statement/prospectus and other documents filed by Fortis and/or ITC with the SEC are available free of charge at the SEC’s website at www.sec.gov, on Fortis’ website at www.fortisinc.com or by contacting Fortis’ Investor Relations department. Copies of the document filed with the SEC by ITC can also be obtained free of charge from ITC upon written request to ITC at ITC, Investor Relations, 27175 Energy Way, Novi, MI 48377. You may also read and copy any reports, statements and other information filed by Fortis and ITC with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Fortis Inc.

Investor Enquiries:

Ms. Janet Craig

Vice President, Investor Relations

Fortis Inc.

709.737.2863

Media Enquiries:

Ms. Karen McCarthy

Director, Communications and Corporate Affairs

Fortis Inc.

709.737.5323

ITC Holdings Corp.

Investor Inquiries:
Ms. Stephanie Amaimo
Director, Investor Relations
ITC Holdings Corp.
248.946.3572

Media Inquiries:
Mr. Whit Clay
Managing Director
Sloane & Company
212.446.1864